Exhibit 99.1

Provident Announces Filing of Annual Disclosure
Documents

News Release 05-09
March 20, 2009

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced the filing of its Annual Information Form (the "AIF") for the year ended December 31, 2008  with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval ("SEDAR") in Canada, and the filing of its Annual Report on Form 40-F for the year ended December 31, 2008 (which includes the AIF) with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system in the United States.  Provident's annual financial statements for the year ended December 31, 2008, management’s discussion and analysis and reserves reports were previously filed on SEDAR and EDGAR on March 12, 2009.   With this news release, Provident is reporting these filings pursuant to National Instrument NI51-101 of the Canadian Securities Administrators.

An electronic copy of any of these documents may be obtained on Provident's SEDAR profile at www.sedar.com and on Provident’s EDGAR profile at www.sec.gov/edgar.shtml.  All documents are also available on Provident’s website at www.providentenergy.com.  Unitholders who would like a hard copy of the complete audited financial statements free of charge may contact Investor Relations at (403) 231-6710 or e-mail info@providentenergy.com.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production and exploitation business and a natural gas liquids midstream services and marketing business.  Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Dallas McConnell Manager, Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com

Provident Announces Filing Of Annual Disclosure Documents